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                        UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    ----------------------------
                   Washington, D.C. 20549           OMB Number:        3235-0058
                                                    Expires:        May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                 hours per response ... 2.50
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                NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                                 0-7336

                                                             CUSIP NUMBER

                                                               759525 10 8

(Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

RELM WIRELESS CORPORATION
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Former Name if Applicable

ADAGE, INC.
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Address of Principal Executive Office (Street and Number)

7505 Technology Drive
West Melbourne, Florida 32904
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

  /X /  | (a) The reasons  described in  reasonable  detail in Part III of this
        |     form could not be eliminated without unreasonable effort or
        |     expense;
        |
  /X /  | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date;  or the subject
        |     quarterly report of transition report on Form 10-Q, or portion
        |     thereof will be filed on or before  the  fifth calendar day
        |     following the prescribed due date; and
        |
  /  /  | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See explanation below.)

         The company will be unable to timely file Form 10-K for the period ended December 31, 1997 because audited financial statements will not be completed.

         The delay in completing financial statements is due to several significant transition events that took place during the year. Specifically, two subsidiaries were sold. Related to these sales, key corporate management and financial staff are no longer in the company's employ. Additionally, the company changed certifying accountants as previously disclosed on Form 8-K dated November 14, 1997. Consequently, the audit of the company's financial statements, particularly discontinued operations, has taken longer than expected.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                          William P. Kelly
                          Vice President and Chief Financial Officer
                          (407) 984-1414 (telephone)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See explanation attached.)

     RELM WIRELESS CORPORATION

    has caused this notification to be signed by the undersigned thereunto duly authorized.



Date: March 31, 1998               By: /s/ William P. Kelly
                                       -----------------------------------------
                                       William P. Kelly, Vice President and
                                       Chief Financial Officer


                                   ATTACHMENT

                            FORM 12b-25 PART IV (3)

                       EXPLANATION OF ANTICIPATED CHANGE


The statement of operations for the year ended December 31, 1997 will change significantly from the year ended December 31, 1996. An estimate of these changes cannot be made due to the reasons set forth in Part iii of this filing.

The results of Continuing Operations in 1997 will be adversely affected by non-recurring pre-tax charges relating to a significant restructuring of the company. These charges include three primary components: (1) the removal of inadequately performing product lines and the associated inventory, (2) the reduction of operating expenses in both the factory and support areas, and (3) the closing and consolidation of the company's Indiana research and development center and the reestablishment of research and development activities in Florida. These actions and the related charges are essential to position the company for profitability and growth in 1998 and beyond.